UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number         0-14549

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2011
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

United Security Bancshares, Inc.

Full Name of Registrant

Former Name if Applicable

131 West Front Street Post Office Box 249

Address of Principal Executive Office (Street and Number)

Thomasville, Alabama 36784

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

United Security Bancshares, Inc. (the “Company”) is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 (the “2011 first quarter”) with the Securities and Exchange Commission (the “SEC”) within the prescribed time period because the Company requires additional time to complete its consolidated financial statements for the 2011 first quarter. As announced by the Company in a Current Report on Form 8-K filed with the SEC on May 11, 2011, the Audit Committee of the Company’s Board of Directors (the “Audit Committee”) has concluded that the Company’s previously issued consolidated financial statements and the accompanying footnotes as of and for the year ended December 31, 2010 (the “2010 Financials”) should be restated. At the time of the filing of the Company’s Annual Report on Form 10-K as of and for the year ended December 31, 2010, the Company’s management was unaware of certain material adjustments to the current appraised values of several properties securing impaired loans held by the Company’s wholly-owned subsidiary, First United Security Bank. The adjustments were not factored into the Company’s provision for loan losses in the 2010 Financials. As a result of the restatement, the Company requires additional time to complete its Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, which Quarterly Report would otherwise be due to be filed with the SEC by May 16, 2011.

The Company expects to file the Form 10-Q for the 2011 first quarter within the 5-day extension period afforded by SEC Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Robert Steen, Vice President, Treasurer, Assistant Secretary, Chief Financial Officer and Principal Accounting Officer	(334)	636-5424
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

N/A

This Form 12b-25 contains forward-looking statements made in reliance on the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements may be identified by their use of words, such as “estimate,” “expect,” “intend,” “anticipate” and other words and terms of similar meaning, in connection with any discussion of the Company’s financial statements, business, financial condition, results of operations or liquidity. Factors that could affect the Company’s forward-looking statements include, among other things: negative reactions from the Company’s shareholders to the delay in providing financial information; the impact and result of any action by the Nasdaq Capital Market, the SEC or any other governmental agency related to the Company or its delay in providing financial information; and other risks detailed from time to time in the Company’s SEC reports, including its most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. The Company cautions readers not to place undue reliance on any forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to update or revise any forward-looking statements.

United Security Bancshares, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 16, 2011	By	/s/ Robert Steen
Robert Steen Vice President, Treasurer, Assistant Secretary, Chief Financial Officer and Principal Accounting Officer